Mail Stop 4561

July 13, 2009

Mr. Douglas J. Shaw
President and Chief Executive Officer
Monotype Imaging Holdings Inc.
500 Unicorn Park Drive
Woburn, MA 01801

        Re: Monotype Imaging Holdings Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed March 13, 2009
               File No. 001-33612

Dear Mr. Shaw:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Stephen Krikorian
                    Accounting Branch Chief